

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2009

Mr. Michael Lee
Secretary & Director
Microelectronics Technology Company
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re: Microelectronics Technology Company**
> **Form 8-K Filed December 7, 2009**
> **Form 8-K/A Filed December 16, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief